UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

Manitowoc Foodservice, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-37548	47-4625716
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2227 Welbilt Boulevard, New Port Richey, FL 34655
(Address of principal executive offices including zip code)

Maurice D. Jones (727) 375-7010
(Name and telephone number, including area code, of the
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒            Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on our website at:
http://ir.manitowocfoodservice.com/investor-relations/financial-information/sec-filings/default.aspx

Items 1.02 Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

1.01 - Conflict Minerals Report for the calendar year ended December 31, 2015.